EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except per share amounts)	Notes	2019	2018	2019	2018

CONTINUING OPERATIONS

Revenues	2	1,413	1,284	4,323	3,974

Operating expenses	5	(1,059)	(966)	(3,220)	(2,882)

Depreciation		(38)	(24)	(110)	(83)

Amortization of computer software		(117)	(96)	(326)	(294)

Amortization of other identifiable intangible assets		(28)	(26)	(80)	(83)

Other operating gains, net	6	91	1	396	13

Operating profit		262	173	983	645

Finance costs, net:

Net interest expense	7	(40)	(82)	(112)	(241)

Other finance (costs) income	7	(3)	(11)	(32)	10

Income before tax and equity method investments		219	80	839	414

Share of post-tax (losses) earnings in equity method investments	8	(304)	1	(555)	5

Tax benefit (expense)	9	13	(128)	(35)	(152)

(Loss) earnings from continuing operations		(72)	(47)	249	267

Earnings (loss) from discontinued operations, net of tax	10	28	349	(9)	381

Net (loss) earnings		(44)	302	240	648

(Loss) earnings attributable to:

Common shareholders		(44)	272	240	558

Non-controlling interests		-	30	-	90

(Loss) earnings per share:	11

Basic and diluted (loss) earnings per share:

From continuing operations		($0.14)	($0.06)	$0.49	$0.38

From discontinued operations		0.05	0.45	(0.02)	0.41

Basic and diluted (loss) earnings per share		($0.09)	$0.39	$0.47	$0.79

The related notes form an integral part of these consolidated financial statements

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	Notes	2019	2018	2019	2018

Net (loss) earnings		(44)	302	240	648

Other comprehensive (loss) income:

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	7	5	(24)	(14)	44

Cash flow hedges adjustments to equity		(8)	20	6	(38)

Foreign currency translation adjustments to equity		(62)	(49)	(27)	(250)

Share of other comprehensive loss in equity method investments	8	(84)	-	(110)	-

Related tax benefit on share of other comprehensive loss in equity method investments		21	-	27	-

Reclassification of foreign currency translation adjustments on disposal of businesses		-	-	9	-

		(128)	(53)	(109)	(244)

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	12	4	-	5	-

Remeasurement on defined benefit pension plans		(70)	15	(80)	126

Related tax benefit (expense) on remeasurement on defined benefit pension plans		21	(2)	23	(29)

Share of other comprehensive (loss) income in equity method investments	8	(1)	-	8	-

Related tax expense on share of other comprehensive (loss) income in equity method investments		-	-	(2)	-

		(46)	13	(46)	97

Other comprehensive loss		(174)	(40)	(155)	(147)

Total comprehensive (loss) income		(218)	262	85	501

Comprehensive (loss) income for the period attributable to:

Common shareholders:

Continuing operations		(246)	(51)	94	172

Discontinued operations		28	283	(9)	239

Non-controlling interests – discontinued operations		-	30	-	90

Total comprehensive (loss) income		(218)	262	85	501

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		September 30,	December 31,

(millions of U.S. dollars)	Notes	2019	2018

Cash and cash equivalents	12	1,147	2,706

Trade and other receivables		1,112	1,313

Other financial assets	12	55	76

Prepaid expenses and other current assets		554	434

Current assets		2,868	4,529

Computer hardware and other property, net		527	473

Computer software, net		952	908

Other identifiable intangible assets, net		3,416	3,324

Goodwill		5,664	5,076

Equity method investments	8	1,530	2,186

Other financial assets	12	455	53

Other non-current assets	13	542	446

Deferred tax		30	31

Total assets		15,984	17,026

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	12	-	3

Payables, accruals and provisions	14	1,048	1,549

Deferred revenue		818	815

Other financial liabilities	12	104	95

Current liabilities		1,970	2,462

Long-term indebtedness	12	3,229	3,213

Provisions and other non-current liabilities	15	1,260	1,268

Other financial liabilities	12	293	79

Deferred tax		643	794

Total liabilities		7,395	7,816

Equity

Capital	16	5,396	5,348

Retained earnings		4,177	4,739

Accumulated other comprehensive loss		(984)	(877)

Total equity		8,589	9,210

Total liabilities and equity		15,984	17,026

Contingencies (note 19)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	Notes	2019	2018	2019	2018
Cash provided by (used in):
OPERATING ACTIVITIES
(Loss) earnings from continuing operations		(72)	(47)	249	267
Adjustments for:
Depreciation		38	24	110	83
Amortization of computer software		117	96	326	294
Amortization of other identifiable intangible assets		28	26	80	83
Net losses (gains) on disposals of businesses and investments		1	-	(20)	-
Deferred tax		(65)	82	(145)	57
Other	17	233	49	314	107
Pension contribution		-	-	(167)	-
Changes in working capital and other items	17	20	37	(242)	(63)
Operating cash flows from continuing operations		300	267	505	828
Operating cash flows from discontinued operations		(36)	583	(158)	1,244
Net cash provided by operating activities		264	850	347	2,072
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	18	(816)	(32)	(821)	(60)
Proceeds from disposals of businesses and investments, net of taxes paid		5	6	62	6
Capital expenditures		(125)	(110)	(365)	(420)
(Payments) proceeds from disposals of property and equipment		(2)	-	-	27
Other investing activities		1	1	5	19
Investing cash flows from continuing operations		(937)	(135)	(1,119)	(428)
Investing cash flows from discontinued operations		-	(110)	29	(356)
Net cash used in investing activities		(937)	(245)	(1,090)	(784)
FINANCING ACTIVITIES
Proceeds from debt		-	-	-	1,370
Repayments of debt		-	(500)	-	(1,370)
Net borrowings under short-term loan facilities		-	17	-	78
Payments of lease principal		(12)	-	(35)	-
Repurchases of common shares	16	(98)	(129)	(288)	(488)
Dividends paid on preference shares		-	(1)	(2)	(2)
Dividends paid on common shares	16	(175)	(232)	(524)	(707)
Other financing activities		1	9	38	10
Financing cash flows from continuing operations		(284)	(836)	(811)	(1,109)
Financing cash flows from discontinued operations		-	(25)	-	(60)
Net cash used in financing activities		(284)	(861)	(811)	(1,169)
(Decrease) increase in cash and bank overdrafts		(957)	(256)	(1,554)	119
Translation adjustments		(4)	(9)	(2)	(21)
Cash and bank overdrafts at beginning of period		2,108	1,231	2,703	868
Cash and bank overdrafts at end of period		1,147	966	1,147	966
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		1,147	507	1,147	507
Cash and cash equivalents in assets held for sale		-	461	-	461
Bank overdrafts		-	(2)	-	(2)
		1,147	966	1,147	966
Supplemental cash flow information is provided in note 17.
Interest paid		(18)	(31)	(114)	(173)
Interest received		12	4	39	9
Income taxes paid	17	(110)	(55)	(279)	(150)

Operating cash flows include interest received and interest paid, which is net of debt-related hedges.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity

Balance, December 31, 2018	3,443	1,905	5,348	4,739	10	(887)	(877)	9,210

Impact of IFRS 16 (see note 1)	-	-	-	11	-	-	-	11

Balance after IFRS 16 adoption	3,443	1,905	5,348	4,750	10	(887)	(877)	9,221

Net earnings	-	-	-	240	-	-	-	240

Other comprehensive loss	-	-	-	(48)	(25)	(82)	(107)	(155)

Total comprehensive income (loss)	-	-	-	192	(25)	(82)	(107)	85

Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)

Dividends declared on common shares	-	-	-	(541)	-	-	-	(541)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	17	-	17	-	-	-	-	17

Repurchases of common shares	(28)	-	(28)	(222)	-	-	-	(250)

Stock compensation plans	151	(92)	59	-	-	-	-	59

Balance, September 30, 2019	3,583	1,813	5,396	4,177	(15)	(969)	(984)	8,589

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity

Balance, December 31, 2017	9,306	243	9,549	7,201	16	(3,689)	(3,673)	13,077	498	13,575

Impact of IFRS 15 adoption	-	-	-	172	-	-	-	172	-	172

Balance after IFRS 15 adoption	9,306	243	9,549	7,373	16	(3,689)	(3,673)	13,249	498	13,747

Net earnings	-	-	-	558	-	-	-	558	90	648

Other comprehensive income (loss)	-	-	-	97	6	(250)	(244)	(147)	-	(147)

Total comprehensive income (loss)	-	-	-	655	6	(250)	(244)	411	90	501

Change in ownership interest of subsidiary	-	-	-	29	-	-	-	29	(1)	28

Distributions to non-controlling interests	-	-	-	-	-	-	-	-	(60)	(60)

Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)	-	(2)

Dividends declared on common shares	-	-	-	(732)	-	-	-	(732)	-	(732)

Shares issued under DRIP	25	-	25	-	-	-	-	25	-	25

Repurchases of common shares	(159)	-	(159)	(329)	-	-	-	(488)	-	(488)

Pre-defined share repurchase plan	(147)	-	(147)	(365)	-	-	-	(512)	-	(512)

Stock compensation plans	113	(70)	43	-	-	-	-	43	-	43

Balance, September 30, 2018	9,138	173	9,311	6,629	22	(3,939)	(3,917)	12,023	527	12,550

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major provider of news and information-based tools to professionals.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2018, except as described below. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2018. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018, which are included in the Company’s 2018 annual report.

On October 1, 2018, the Company sold a 55% interest in its Financial & Risk business to private equity funds managed by Blackstone. The Company retained a 45% interest in the business, which is now known as Refinitiv. The Financial & Risk business was reported as a discontinued operation from the beginning of 2018 to the closing date.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Revision of prior-period financial statements

Since October 1, 2018, the Company has included its share of post-tax losses from its 45% interest in Refinitiv, an equity method investment, in its net earnings. In the third quarter of 2019, a misstatement was identified that understated the Company’s share of Refinitiv’s post-tax losses since the fourth quarter of 2018. The misstatement related to an accounting principle difference for preferred stock issued by Refinitiv to the Blackstone consortium between U.S. GAAP, the basis on which Refinitiv prepares its financial statements, and IFRS, the basis on which Thomson Reuters prepares its financial statements. Specifically, Refinitiv accounts for its preferred stock under U.S. GAAP as equity, but these securities should have been recorded as debt under IFRS. Accordingly, the Company’s share of Refinitiv’s post-tax losses under IFRS should have been higher to reflect the associated interest expense. This misstatement did not impact revenues, operating profit, segment measures or cash generated from operating activities.

The Company performed a materiality evaluation in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and concluded that the misstatement was immaterial to its previously issued financial statements. However, as the impact of correcting the cumulative misstatement in the third quarter of 2019 would have been material to net earnings in the quarter, the Company will revise its previously issued financial statements as set forth below. Additionally, in conjunction with this revision, the Company will correct other unrelated misstatements in the applicable prior periods which were also not material to any of its previously issued financial statements. These unrelated misstatements included the reclassification of certain revenues and expenses which pertained to the accounting for foreign currency in hyperinflationary economies between the third and fourth quarters of 2018, but had no impact on the Company’s full-year 2018 audited financial statements.

The effect of the revision is provided in the tables below:

	Three months ended September 30, 2018			Three months ended December 31, 2018

CONSOLIDATED INCOME STATEMENT	As Reported	Revision	As Revised	As Reported	Revision	As Revised
Revenues	1,292	(8)	1,284	1,519	8	1,527
Operating expenses	(985)	19	(966)	(1,230)	(19)	(1,249)
Operating profit	162	11	173	146	(11)	135
Income before tax and equity method investments	69	11	80	130	(11)	119
Share of post-tax earnings (losses) in equity method investments	1	-	1	(217)	(21)	(238)
Tax (expense) benefit	(128)	-	(128)	11	5	16
Loss from continuing operations	(58)	11	(47)	(76)	(27)	(103)
Net earnings	291	11	302	3,402	(27)	3,375
Earnings attributable to common shareholders	261	11	272	3,402	(27)	3,375
Basic and diluted loss per share from continuing operations	($0.08)	$0.02	($0.06)	($0.14)	($0.05)	($0.19)
Basic and diluted earnings per share	$0.37	$0.02	$0.39	$6.18	($0.05)	$6.13
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Net earnings	291	11	302	3,402	(27)	3,375
Foreign currency translation adjustments to equity	(38)	(11)	(49)	(48)	11	(37)
Other comprehensive (loss) income	(29)	(11)	(40)	2,972	11	2,983
Total comprehensive income	262	-	262	6,374	(16)	6,358
Comprehensive income (loss) for the period attributable to common shareholders: continuing operations	(51)	-	(51)	(307)	(16)	(323)
CONSOLIDATED STATEMENT OF CASH FLOW
OPERATING ACTIVITIES
Loss from continuing operations	(58)	11	(47)	(76)	(27)	(103)
Adjustments for:
Deferred tax	82	-	82	(224)	(5)	(229)
Other	60	(11)	49	276	32	308
Net cash provided by (used in) operating activities	850	-	850	(10)	-	(10)

	Nine months ended September 30, 2018			Year ended December 31, 2018

CONSOLIDATED INCOME STATEMENT	As Reported	Revision	As Revised	As Reported	Revision	As Revised
Revenues	3,982	(8)	3,974	5,501	–	5,501
Operating expenses	(2,901)	19	(2,882)	(4,131)	–	(4,131)
Operating profit	634	11	645	780	–	780
Income before tax and equity method investments	403	11	414	533	–	533
Share of post-tax earnings (losses) in equity method investments	5	–	5	(212)	(21)	(233)
Tax expense	(152)	–	(152)	(141)	5	(136)
Earnings from continuing operations	256	11	267	180	(16)	164
Net earnings	637	11	648	4,039	(16)	4,023
Earnings attributable to common shareholders	547	11	558	3,949	(16)	3,933
Basic earnings per share from continuing operations	$0.36	$0.02	$0.38	$0.27	($0.02)	$0.25
Basic earnings per share	$0.77	$0.02	$0.79	$5.91	($0.02)	$5.89
Diluted earnings per share from continuing operations	$0.36	$0.02	$0.38	$0.27	($0.03)	$0.24
Diluted earnings per share	$0.77	$0.02	$0.79	$5.91	($0.03)	$5.88
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Net earnings	637	11	648	4,039	(16)	4,023
Foreign currency translation adjustments to equity	(239)	(11)	(250)	(287)	-	(287)
Other comprehensive (loss) income	(136)	(11)	(147)	2,836	-	2,836
Total comprehensive income	501	-	501	6,875	(16)	6,859
Comprehensive income (loss) for the period attributable to common shareholders: continuing operations	172	-	172	(135)	(16)	(151)
CONSOLIDATED STATEMENT OF CASH FLOW
OPERATING ACTIVITIES
Earnings from continuing operations	256	11	267	180	(16)	164
Adjustments for:
Deferred tax	57	–	57	(167)	(5)	(172)
Other	118	(11)	107	394	21	415
Net cash provided by operating activities	2,072	–	2,072	2,062	–	2,062

	Three months ended March 31, 2019			Three months ended June 30, 2019			Six months ended June 30, 2019

CONSOLIDATED INCOME STATEMENT	As Reported	Revision	As Revised	As Reported	Revision	As Revised	As Reported	Revision	As Revised
Share of post-tax losses in equity method investments	(97)	(16)	(113)	(126)	(12)	(138)	(223)	(28)	(251)
Tax expense	(5)	4	(1)	(50)	3	(47)	(55)	7	(48)
Earnings from continuing operations	126	(12)	114	216	(9)	207	342	(21)	321
Net earnings	116	(12)	104	189	(9)	180	305	(21)	284
Earnings attributable to common shareholders	116	(12)	104	189	(9)	180	305	(21)	284
Basic earnings per share from continuing operations	$0.25	($0.02)	$0.23	$0.43	($0.02)	$0.41	$0.68	($0.04)	$0.64
Basic earnings per share	$0.23	($0.02)	$0.21	$0.38	($0.02)	$0.36	$0.60	($0.04)	$0.56
Diluted earnings per share from continuing operations	$0.25	($0.03)	$0.22	$0.43	($0.02)	$0.41	$0.68	($0.04)	$0.64
Diluted earnings per share	$0.23	($0.03)	$0.20	$0.37	($0.01)	$0.36	$0.60	($0.04)	$0.56
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Net earnings	116	(12)	104	189	(9)	180	305	(21)	284
Total comprehensive income	114	(12)	102	210	(9)	201	324	(21)	303
Comprehensive income for the period attributable to common shareholders: continuing operations	124	(12)	112	237	(9)	228	361	(21)	340
CONSOLIDATED STATEMENT OF CASH FLOW
OPERATING ACTIVITIES
Earnings from continuing operations	126	(12)	114	216	(9)	207	342	(21)	321
Adjustments for:
Deferred tax	(64)	(4)	(68)	(9)	(3)	(12)	(73)	(7)	(80)
Other	130	16	146	(77)	12	(65)	53	28	81
Changes in working capital and other items	(168)	28	(140)	(94)	(28)	(122)	(262)	–	(262)
Operating cash flows from continuing operations	(1)	28	27	206	(28)	178	205	–	205
Net cash (used in) provided by operating activities	(58)	28	(30)	141	(28)	113	83	–	83
INVESTING ACTIVITIES
Capital expenditures	(110)	(28)	(138)	(130)	28	(102)	(240)	–	(240)
Investing cash flows from continuing operations	(77)	(28)	(105)	(105)	28	(77)	(182)	–	(182)
Net cash used in investing activities	(48)	(28)	(76)	(105)	28	(77)	(153)	–	(153)

	December 31, 2018			March 31, 2019			June 30, 2019

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	As Reported	Revision	As Revised	As Reported	Revision	As Revised	As Reported	Revision	As Revised
Equity method investments	2,207	(21)	2,186	2,074	(37)	2,037	1,969	(49)	1,920
Total assets	17,047	(21)	17,026	16,459	(37)	16,422	16,453	(49)	16,404

Deferred tax	799	(5)	794	711	(9)	702	712	(12)	700
Total liabilities	7,821	(5)	7,816	7,491	(9)	7,482	7,355	(12)	7,343

Retained earnings	4,755	(16)	4,739	4,473	(28)	4,445	4,577	(37)	4,540
Total equity	9,226	(16)	9,210	8,968	(28)	8,940	9,098	(37)	9,061
Total liabilities and equity	17,047	(21)	17,026	16,459	(37)	16,422	16,453	(49)	16,404

	September 30, 2018

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	As Reported	Revision	As Revised
Retained earnings	6,618	11	6,629
Accumulated other comprehensive loss	(3,906)	(11)	(3,917)
Total shareholders’ equity	12,023	–	12,023
Total equity	12,550	–	12,550

Changes in accounting policy

Effective January 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”), which introduced a single lease accounting model that eliminated the prior distinction between operating and finance leases for lessees. IFRS 16 was adopted using the modified retrospective method, including a set of practical expedients and elections. Under this approach, the cumulative effect of adoption of $11 million was recorded as an adjustment to retained earnings at January 1, 2019 and comparative period information was not restated. From January 1, 2019, the Company:

●	Recognizes right-of-use assets and lease liabilities on the consolidated statement of financial position for leases having a term of more than 12 months;
●	Depreciates right-of-use assets on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term;
●	Presents interest expense on lease liabilities as a component of “Finance costs, net,” within the consolidated income statement;
●	Presents the principal portion of its total lease payments within “Financing activities” and the interest portion within “Operating activities” on the consolidated statement of cash flow; and
●	Recognizes a receivable, which arises from sublease arrangements, equal to the net investment in the lease on the consolidated statement of financial position.

Prior to January 1, 2019, the Company classified all lease commitments as operating and did not record them on the consolidated statement of financial position. Operating lease payments were recognized as expense on a straight-line basis over the lease term in “Operating expenses” within the consolidated income statement and operating lease payments were reported as “Operating activities” in the consolidated statement of cash flow.

The Company applied certain practical expedients and elections at January 1, 2019, the initial application date of IFRS 16. Specifically, the Company:

●	Continued to treat contracts determined to be leases under the prior accounting standard as leases under IFRS 16;
●	Measured right-of-use assets and lease liabilities, regardless of commencement date, using incremental borrowing rates as of January 1, 2019;
●	Retained prior assessments of onerous lease contracts under IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and
●

Excluded from recognized assets and liabilities, as applicable (a) initial direct costs to enter the lease, (b) leases with a remaining term of 12 months or less from January 1, 2019 and (c) low-value leases, all of which will continue to be accounted for as “Operating expenses” in the consolidated income statement.

The following table reconciles operating lease commitments at December 31, 2018 to lease liabilities recognized in the consolidated statement of financial position at January 1, 2019, the date of initial application:

January 1,
2019
Operating lease commitments at December 31, 2018	329
Leases beginning after January 1, 2019	(65)
Operating lease commitments subject to IFRS 16 adoption	264
Discounted at 4.1%, the weighted-average incremental borrowing rate at January 1, 2019	(26)
Exemption for short-term leases	(41)
Lease liabilities at January 1, 2019	197

The following table sets forth the adoption impacts on the consolidated statement of financial position at January 1, 2019:

	December 31,		January 1,

	2018 As	IFRS 16 Adoption	2019

	Revised	Adjustment	Opening Balance
Other financial assets – current	76	6	82
Prepaid expenses and other current assets	434	(5)	429
Computer hardware and other property, net	473	128	601
Other financial assets – non-current	53	34	87
Total assets	17,026	163	17,189
Payables, accruals and provisions	1,549	(31)	1,518
Other financial liabilities – current	95	43	138
Provisions and other non-current liabilities	1,268	(14)	1,254
Other financial liabilities – non-current	79	154	233
Total liabilities	7,816	152	7,968
Retained earnings	4,739	11	4,750

Total assets increased by $163 million, primarily due to the recognition of right-of-use assets of $128 million, and net investments in subleases of $40 million. Total liabilities increased by $152 million, as the recognition of $197 million of new lease liabilities was offset by the reclassification of liabilities associated with the former operating leases.

Effective January 1, 2019, the Company adopted IAS 19 amendments, Plan Amendment, Curtailment or Settlement, which clarifies the accounting for amendments, curtailments or settlements for defined benefit plans. These changes require an entity to remeasure its defined benefit liability and use the updated assumptions from the remeasurement to determine current service and net interest for the remainder of the reporting period after the change. The IAS 19 amendments did not have a material impact on the consolidated income statement and cash flow for the three and nine months ended September 30, 2019 and financial position for the nine months ended September 30, 2019.

Effective January 1, 2019, the Company adopted International Financial Reporting Interpretations Committee (“IFRIC”) 23, Uncertainty over Income Tax Treatments, which adds to the requirements of IAS 12, Income Taxes, by specifying how to reflect the effects of uncertainty in the accounting for income taxes. An uncertainty arises when it is unclear how a tax law applies to a particular transaction, or whether a taxation authority will accept a company’s tax treatment. IFRIC 23 did not have a material impact on the consolidated income statement and cash flow for the three and nine months ended September 30, 2019 and financial position for the nine months ended September 30, 2019.

Accounting Policies

Leases

For periods beginning from January 1, 2019:

A contract is or contains a lease if it conveys the right to control the use of an identified asset for a specified period in exchange for consideration. When the Company leases assets from third parties, the Company is the lessee. When the Company leases assets to third parties, the Company is the lessor.

Lessee

At the lease commencement date, a right-of-use asset for the underlying leased asset and corresponding lease liability are recognized in the consolidated statement of financial position measured on a present value basis. Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company uses its incremental borrowing rate, which is the interest rate that the Company would pay to borrow funds to obtain an asset of a similar value to the right-of-use asset with a comparable security, economic environment and term.

The right-of-use asset is included in “Computer hardware and other property, net” and the lease liability is included in “Other financial liabilities” (current or non-current, based on maturity) within the consolidated statement of financial position.

Right-of-use assets are measured on a number of factors including:

●	The initial amount of the lease liability;
●	Lease payments made at or before the commencement date; and
●	Initial direct costs and expected restoration costs.

Lease liabilities are measured as the present value of non-cancellable payments over the lease term, which may include:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	Variable lease payments that are based on an index or a rate (including inflation-linked payments);
●	Amounts expected to be payable by the lessee under residual value guarantees;
●	Exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
●	Penalty payments for terminating the lease, if the lease term reflects the lessee exercising that option.

Where exercise of renewal or termination options is deemed reasonably certain, such assumptions are reflected in the valuation of the lease right-of-use asset and liability. The reasonably certain assessment is made at the lease commencement date and re-assessed if there is a material change in circumstances supporting the assessment.

Lease payments are apportioned between the liability and a finance charge, which is reported within “Finance costs, net” in the consolidated income statement. The right-of-use asset is depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis and presented within “Depreciation” in the consolidated income statement.

Most of the Company’s leases are comprised of property leases, for which fixed payments covering lease and non-lease components are included in the value of the right-of-use assets and lease liabilities.

Payments for leases with a term of 12 months or less and low-value leases are recognized on a straight-line basis within “Operating expenses” in the consolidated income statement and are not recognized in the consolidated statement of financial position.

Lessor

Lessor arrangements are classified as finance leases when substantially all the risks and rewards of the underlying asset transfer to the lessee. A receivable, equal to the net investment in the lease, is recognized on the consolidated statement of financial position at the commencement date with an offset to the underlying asset. The receivable is measured as the present value of non-cancellable payments to be received by the Company over the lease term. The payments are discounted using the interest rate implicit in the lease, if this can be readily determined, or at the Company’s incremental borrowing rate, if the implicit rate cannot be determined. A gain or loss is recorded in “Other operating gains (losses), net,” within the consolidated income statement for the difference between the carrying value of the underlying asset and the lease receivable. Lease payments are apportioned between the lease receivable and finance income, which is reported within “Finance costs, net” in the consolidated income statement.

When the Company retains the risks and rewards of the underlying asset, the arrangement is classified as an operating lease. Payments received under operating leases are recognized as income on a straight-line basis over the lease term within “Operating expenses” in the consolidated income statement. The carrying value of the underlying asset is retained on the consolidated statement of financial position and amortized over the remaining term, determined as the shorter of the estimated useful life of the asset or the remaining lease term.

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments for the three and nine months ended September 30, 2019 and 2018 (see note 3).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended September 30,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Recurring	560	541	275	247	140	129	143	59	-	-	1,118	976
Transactions	45	54	45	51	26	20	12	12	-	-	128	137
Global Print	-	-	-	-	-	-	-	-	168	171	168	171
Eliminations	-	-	-	-	-	-	-	-	-	-	(1)	-
Total	605	595	320	298	166	149	155	71	168	171	1,413	1,284

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Nine months ended September 30,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Recurring	1,665	1,613	813	734	460	434	430	184	-	-	3,368	2,965
Transactions	137	160	177	189	110	108	36	31	-	-	460	488
Global Print	-	-	-	-	-	-	-	-	497	522	497	522
Eliminations	-	-	-	-	-	-	-	-	-	-	(2)	(1)
Total	1,802	1,773	990	923	570	542	466	215	497	522	4,323	3,974

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended September 30,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
U.S.	493	479	262	238	134	123	103	20	110	122	1,102	982
Canada (country of domicile)	9	18	2	3	4	3	1	1	26	20	42	45
Other	6	5	15	14	21	14	2	3	6	3	50	39
Americas (North America, Latin America, South America)	508	502	279	255	159	140	106	24	142	145	1,194	1,066

U.K.	54	52	24	27	3	4	8	7	11	10	100	100
Other	14	16	9	9	1	1	26	26	5	5	55	57
EMEA (Europe, Middle East and Africa)	68	68	33	36	4	5	34	33	16	15	155	157
Asia Pacific	29	25	8	7	3	4	15	14	10	11	65	61
Eliminations	-	-	-	-	-	-	-	-	-	-	(1)	-
Total	605	595	320	298	166	149	155	71	168	171	1,413	1,284

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Nine months ended September 30,	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
U.S.	1,472	1,440	808	738	462	439	309	57	346	369	3,397	3,043
Canada (country of domicile)	31	39	8	8	21	20	2	2	64	60	126	129
Other	19	17	45	48	62	55	7	7	17	18	150	145
Americas (North America, Latin America, South America)	1,522	1,496	861	794	545	514	318	66	427	447	3,673	3,317

U.K.	154	159	77	79	14	15	21	21	30	35	296	309
Other	45	48	28	29	1	1	82	84	13	11	169	173
EMEA (Europe, Middle East and Africa)	199	207	105	108	15	16	103	105	43	46	465	482
Asia Pacific	81	70	24	21	10	12	45	44	27	29	187	176
Eliminations	-	-	-	-	-	-	-	-	-	-	(2)	(1)
Total	1,802	1,773	990	923	570	542	466	215	497	522	4,323	3,974

Note 3: Segment Information

The Company is organized as five reportable segments reflecting how the businesses are managed: Legal Professionals, Corporates, Tax & Accounting Professionals, Reuters News and Global Print. In the second quarter of 2019, the Company changed the name of its Tax Professionals segment to Tax & Accounting Professionals to better reflect the nature of the customers served by the segment. The Company did not change the way that it manages the business. The accounting policies applied by the segments are the same as those applied by the Company.

The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers, including the seven largest global accounting firms, with the Company’s full suite of offerings across legal, tax, regulatory and compliance functions.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest firms, which are served by the Corporates segment), as well as governmental taxing authorities with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment provides real-time, multi-media news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to Refinitiv.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018
Revenues
Legal Professionals	605	595	1,802	1,773
Corporates	320	298	990	923
Tax & Accounting Professionals	166	149	570	542
Reuters News	155	71	466	215
Global Print	168	171	497	522
Eliminations	(1)	-	(2)	(1)
Consolidated revenues	1,413	1,284	4,323	3,974

Adjusted EBITDA
Legal Professionals	227	206	686	595
Corporates	110	105	330	311
Tax & Accounting Professionals	35	32	188	153
Reuters News	5	5	31	21
Global Print	71	76	218	233
Corporate costs	(103)	(111)	(356)	(222)
Adjusted EBITDA	345	313	1,097	1,091
Fair value adjustments (see note 5)	9	5	6	1
Depreciation	(38)	(24)	(110)	(83)
Amortization of computer software	(117)	(96)	(326)	(294)
Amortization of other identifiable intangible assets	(28)	(26)	(80)	(83)
Other operating gains, net	91	1	396	13
Consolidated operating profit	262	173	983	645
Net interest expense	(40)	(82)	(112)	(241)
Other finance (costs) income	(3)	(11)	(32)	10
Share of post-tax (losses) earnings in equity method investments	(304)	1	(555)	5
Tax benefit (expense)	13	(128)	(35)	(152)
(Loss) earnings from continuing operations	(72)	(47)	249	267

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, commercial sales operations, real estate, and product and content development, as well as an allocation of product costs when one segment sells products managed by another segment.

●	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate costs.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Additionally, the seasonality of the Company’s operating profit may be further impacted by the timing of its corporate costs, as it has been incurring significant costs to reposition its business following the sale of Financial & Risk.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018
Salaries, commissions and allowances	604	610	1,835	1,788
Share-based payments	14	12	41	35
Post-employment benefits	31	39	99	111
Total staff costs	649	661	1,975	1,934
Goods and services(1)	325	199	970	662
Data	63	61	192	173
Telecommunications	11	18	34	32
Real estate	20	32	55	82
Fair value adjustments(2)	(9)	(5)	(6)	(1)
Total operating expenses	1,059	966	3,220	2,882

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 6: Other Operating Gains, Net

Other operating gains, net, were $91 million and $1 million for the three months ended September 30, 2019 and 2018, respectively, and $396 million and $13 million for the nine months ended September 30, 2019 and 2018, respectively. The three and nine months ended September 30, 2019 included a $91 million and $366 million benefit, respectively, from the revaluation of warrants that the Company holds in Refinitiv (see note 12). Each period also included income related to a license that allows Refinitiv to use the “Reuters” mark to brand its products and services (see note 20), and the nine months ended September 30, 2019 also included net gains from the sale of several small businesses. The nine months ended September 30, 2018 included a gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018
Interest expense:
Debt	39	74	116	218
Derivative financial instruments – hedging activities	1	1	2	4
Other, net	1	4	10	6
Fair value losses (gains) on financial instruments:
Cash flow hedges, transfer from equity	5	(24)	(14)	44
Net foreign exchange (gains) losses on debt	(5)	24	14	(44)
Net interest expense – debt and other	41	79	128	228
Interest expense – leases(1)	2	-	5	-
Net interest expense – pension and other post-employment benefit plans	6	6	19	20
Interest income	(9)	(3)	(40)	(7)
Net interest expense	40	82	112	241

(1)	Relates to the 2019 adoption of IFRS 16. See note 1.

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018
Net losses (gains) due to changes in foreign currency exchange rates	4	11	33	(7)
Net gains on derivative instruments	(1)	-	(1)	(3)
Other finance costs (income)	3	11	32	(10)

Net losses (gains) due to changes in foreign currency exchange rates

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments

Net gains on derivative instruments were principally comprised of amounts relating to foreign exchange contracts.

Note 8: Equity Method Investments

Equity method investments are primarily comprised of the Company’s 45% investment in Refinitiv.

The Company’s share of post-tax (losses) earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018
Refinitiv (45% ownership interest)	(305)	-	(563)	-
Other equity method investments	1	1	8	5
Total share of post-tax (losses) earnings in equity method investments	(304)	1	(555)	5

The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	September 30,	December 31,

	2019	2018
Refinitiv (45% ownership interest)	1,366	2,031
Other equity method investments	164	155
Total equity method investments	1,530	2,186

Set forth below is summarized financial information for 100% of Refinitiv, and a reconciliation to the Company’s carrying value of its investment.

	Three months ended September 30,	Nine months ended September 30,

	2019	2019
Revenues	1,557	4,674

Net loss	(656)	(1,201)
Remove: Net earnings attributable to non-controlling interests	(21)	(50)
Net loss attributable to Refinitiv	(677)	(1,251)
Other comprehensive loss attributable to Refinitiv	(191)	(227)
Total comprehensive loss attributable to Refinitiv	(868)	(1,478)

	September 30,	December 31,

	2019	2018
Assets
Current assets	2,753	2,284
Non-current assets	20,508	20,978
Total assets	23,261	23,262
Liabilities
Current liabilities	2,395	1,849
Non-current liabilities	15,574	14,917
Total liabilities	17,969	16,766
Net assets	5,292	6,496
Non-controlling interests	(2,054)	(1,924)
Other(1)	(202)	(58)
Net assets attributable to Refinitiv	3,036	4,514

Net assets attributable to Refinitiv - beginning period	4,514	5,218
Net loss attributable to Refinitiv	(1,251)	(532)
Other comprehensive loss attributable to Refinitiv	(227)	(172)
Net assets attributable to Refinitiv - ending period	3,036	4,514
Thomson Reuters % share	45%	45%
Thomson Reuters carrying amount	1,366	2,031

(1)	Represents transactions excluded from Thomson Reuters’ 45% share of total comprehensive loss.

Proposed London Stock Exchange Group plc (“LSEG”)/Refinitiv Transaction

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion, but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash. The transaction is expected to result in Blackstone’s consortium and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG, approximately 15% of which would be attributed to Thomson Reuters. The proposed transaction is subject to LSEG shareholder approval, regulatory clearances and customary closing conditions and is expected to close in the second half of 2020. The Company expects to record a significant gain on the transaction upon closing.

Note 9: Taxation

Tax (benefit) expense was $(13) million and $128 million for the three months ended September 30, 2019 and 2018, respectively, and $35 million and $152 million for the nine months ended September 30, 2019 and 2018, respectively. Tax expense in both periods of 2019 included a $58 million charge related to the enactment of foreign tax reform. The charge reflects the Company’s estimate of the deferred taxes required on temporary differences between the book and tax basis of certain assets, which the Company expects to reverse during periods that it will be subject to the applicable new foreign tax rates. Tax expense in both periods of 2018 included $95 million of charges associated with the separation of Financial & Risk from the rest of the Company. The tax (benefit) expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax (benefit) expense for the full year.

Note 10: Discontinued Operations

On October 1, 2018, the Company sold a 55% interest in its Financial & Risk business. The Company retained a 45% interest in the business, which is now known as Refinitiv. The three and nine months ended September 30, 2018 include the results of Financial & Risk reported as discontinued operations in the consolidated financial statements. The three and nine months ended September 30, 2019 included residual income and expense items related to liabilities associated with businesses that were previously classified as discontinued operations, including Financial & Risk.

Earnings (loss) from discontinued operations are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018
Revenues		1,541	-	4,677
Expenses	19	(1,059)	(18)	(3,279)
Earnings (loss) from discontinued operations before income tax	19	482	(18)	1,398
Tax benefit (expense)(1)	9	(133)	9	(1,017)
Earnings (loss) from discontinued operations, net of tax	28	349	(9)	381

(1)

The three and nine months ended September 30, 2018 reflected a $38 million and an $850 million deferred tax charge, respectively, that was recorded when the Financial & Risk business was classified as held for sale. These deferred taxes were not previously required as the business was not considered held for sale until January 2018.

Note 11: Earnings Per Share

Basic (loss) earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted (loss) earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

(Loss) earnings used in determining consolidated (loss) earnings per share and (loss) earnings per share from continuing operations are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018
(Loss) earnings attributable to common shareholders	(44)	272	240	558
Less: Dividends declared on preference shares	-	(1)	(2)	(2)
(Loss) earnings used in consolidated earnings per share	(44)	271	238	556
Less: (Earnings) loss from discontinued operations, net of tax	(28)	(349)	9	(381)
Remove: Non-controlling interests from discontinued operations	-	30	-	90
(Loss) earnings used in earnings per share from continuing operations	(72)	(48)	247	265

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018
Weighted-average number of common shares outstanding	500,772,400	700,682,178	500,946,808	706,494,346
Weighted-average number of vested DSUs	468,080	530,241	469,122	687,447
Basic	501,240,480	701,212,419	501,415,930	707,181,793
Effect of stock options and TRSUs	-	-	1,745,452	893,186
Diluted	501,240,480	701,212,419	503,161,382	708,074,979

Because the Company reported a net loss from continuing operations for the three months ended September 30, 2019 and 2018, the weighted-average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive.

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position are as follows:

September 30, 2019	Assets/ (Liabilities) at Amortized Cost	Assets at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income	Derivatives Used for Hedging	Total
Cash and cash equivalents	473	674	-	-	1,147
Trade and other receivables	1,112	-	-	-	1,112
Other financial assets - current	54	1	-	-	55
Other financial assets - non-current	49	382	24	-	455
Trade payables (see note 14)	(165)	-	-	-	(165)
Accruals (see note 14)	(697)	-	-	-	(697)
Other financial liabilities - current(1)	(104)	-	-	-	(104)
Long-term indebtedness	(3,229)	-	-	-	(3,229)
Other financial liabilities - non current(2)	(222)	-	-	(71)	(293)
Total	(2,729)	1,057	24	(71)	(1,719)

(1)	Includes lease liabilities of $55 million recognized in 2019 due to the adoption of IFRS 16. See note 1.
(2)	Includes lease liabilities of $220 million recognized in 2019 due to the adoption of IFRS 16. See note 1.

December 31, 2018	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income	Derivatives Used for Hedging	Total
Cash and cash equivalents	316	2,390	-	-	2,706
Trade and other receivables	1,313	-	-	-	1,313
Other financial assets - current	75	1	-	-	76
Other financial assets - non-current	14	16	23	-	53
Current indebtedness	(3)	-	-	-	(3)
Trade payables (see note 14)	(326)	-	-	-	(326)
Accruals (see note 14)	(854)	-	-	-	(854)
Other financial liabilities - current	(95)	-	-	-	(95)
Long-term indebtedness	(3,213)	-	-	-	(3,213)
Other financial liabilities - non current	(1)	(2)	-	(76)	(79)
Total	(2,774)	2,405	23	(76)	(422)

Cash and cash equivalents

Of total cash and cash equivalents, $36 million and $24 million at September 30, 2019 and December 31, 2018, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper

Under its commercial paper program, the Company may issue up to $2.0 billion of notes. There was no outstanding commercial paper at September 30, 2019.

Credit facility

The Company has a $2.4 billion credit facility agreement which matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for its commercial paper program). There were no outstanding borrowings under this credit facility at September 30, 2019. Based on the Company’s credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 110 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $3.0 billion.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
September 30, 2019	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
C$550, 3.309% Notes, due 2021	414	71	423	71
$350, 3.95% Notes, due 2021(1)	139	-	142	-
$600, 4.30% Notes, due 2023	596	-	644	-
$450, 3.85% Notes, due 2024(1)	241	-	254	-
$500, 3.35% Notes, due 2026	495	-	518	-
$350, 4.50% Notes, due 2043(1)	116	-	122	-
$350, 5.65% Notes, due 2043	342	-	416	-
$400, 5.50% Debentures, due 2035	395	-	458	-
$500, 5.85% Debentures, due 2040	491	-	602	-
Total	3,229	71	3,579	71
Long-term	3,229	71

	Carrying Amount		Fair Value
December 31, 2018	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	3	-	3	-
C$550, 3.309% Notes, due 2021	402	76	407	76
$350, 3.95% Notes, due 2021(1)	138	-	139	-
$600, 4.30% Notes, due 2023	596	-	607	-
$450, 3.85% Notes, due 2024(1)	240	-	233	-
$500, 3.35% Notes, due 2026	495	-	458	-
$350, 4.50% Notes, due 2043(1)	116	-	105	-
$350, 5.65% Notes, due 2043	341	-	364	-
$400, 5.50% Debentures, due 2035	395	-	406	-
$500, 5.85% Debentures, due 2040	490	-	524	-
Total	3,216	76	3,246	76
Current portion	3	-
Long-term portion	3,213	76

(1)	Notes were partially redeemed in October 2018.

Foreign Exchange Contracts

In the third quarter of 2019, the Company entered into foreign exchange contracts to sell British pound sterling, to manage foreign exchange risk on cash flows excluding indebtedness. At September 30, 2019, the cumulative U.S. dollar notional amount of contracts outstanding was $111 million. The fair value of these contracts was an asset of $1 million, reported within “Other financial assets – current” in the consolidated statement of financial position.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

September 30, 2019				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	674	-	674

Forward exchange contracts(1)	-	1	-	1

Warrants(2)	-	-	382	382

Financial assets at fair value through earnings	-	675	382	1,057

Financial assets at fair value through other comprehensive income(3)	-	24	-	24

Total assets	-	699	382	1,081

Liabilities

Derivatives used for hedging(4)	-	(71)	-	(71)

Total liabilities	-	(71)	-	(71)

December 31, 2018				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	2,390	-	2,390

Warrants(2)	-	-	16	16

Embedded derivatives(5)	-	1	-	1

Financial assets at fair value through earnings	-	2,391	16	2,407

Financial assets at fair value through other comprehensive income(3)	2	21	-	23

Total assets	2	2,412	16	2,430

Liabilities

Contingent consideration(6)	-	-	(2)	(2)

Financial liabilities at fair value through earnings	-	-	(2)	(2)

Derivatives used for hedging(4)	-	(76)	-	(76)

Total liabilities	-	(76)	(2)	(78)

(1)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(2)	Warrants related to the Company’s equity method investment in Refinitiv (see note 8).

(3)	Investments in entities over which the Company does not have control, joint control or significant influence.

(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

(5)	Largely related to U.S. dollar pricing of customer agreements by subsidiaries outside of the U.S.

(6)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.

The following reflects the change in Refinitiv warrants level 3 fair value measurement for the nine months ended September 30, 2019:

Nine months ended September 30, 2019
December 31, 2018	16
Gain recognized within other operating gains, net	366
September 30, 2019	382

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the nine months ended September 30, 2019.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	quoted market prices or dealer quotes for similar instruments;
●	the fair value of cross-currency interest rate swaps are calculated as the present value of the estimated future cash flows based on observable yield curves; and
●	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Valuation of the Refinitiv Warrants

●

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv, in which the Company owns a 45%(1) interest, to LSEG, in an all share transaction that values Refinitiv at $27 billion, but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash (see note 8). Under the terms of the warrant agreement, the proposed transaction will constitute a change in control whereby the exercise of the warrants in connection with the closing of the transaction will increase the Company’s ownership of Refinitiv from 45%(1) to 47.6%(1). Reflecting the entry into a definitive agreement for the sale of the Refinitiv business, the value of the warrants at September 30, 2019 is primarily based on the number of incremental shares in Refinitiv to which the Company is entitled upon closing and the share price of LSEG on September 30, 2019. The valuation also incorporates (on a weighted-average basis) other outcomes based on the likelihood of the proposed transaction closing. In future periods, the warrants will be revalued based on the share price of LSEG at each reporting date, and will reflect management’s continuing assessment about the likelihood that the proposed transaction will close, including progress towards obtaining approval by LSEG shareholders, regulatory clearances and satisfying customary closing conditions.

●

The Monte Carlo simulation approach, which is incorporated into the valuation of the Refinitiv warrants, generates values based on the random outcomes from a probability distribution. Key inputs under the Monte Carlo approach include: the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event. An increase in the equity value would typically result in an increase in the fair value of the warrants and conversely, a decrease would typically result in a decrease in the fair value of the warrants.

(1)	Represents ownership interest before dilution for management equity triggered by a change in control.

Note 13: Other Non-Current Assets

	September 30,	December 31,

	2019	2018

Net defined benefit plan surpluses(1)	108	7

Cash surrender value of life insurance policies	314	300

Deferred commissions	72	82

Other non-current assets	48	57

Total other non-current assets	542	446

(1)	The funded status of the defined benefit pension plan covering U.K. employees changed from a net obligation to a net surplus as the Company contributed $167 million to the plan in February 2019.

Note 14: Payables, Accruals and Provisions

	September 30,	December 31,

	2019	2018

Trade payables	165	326

Accruals	697	854

Provisions	107	203

Other current liabilities	79	166

Total payables, accruals and provisions	1,048	1,549

Note 15: Provisions and Other Non-Current Liabilities

	September 30,	December 31,

	2019	2018

Net defined benefit plan obligations	769	708

Deferred compensation and employee incentives	138	128

Provisions	106	128

Uncertain tax positions	210	223

Other non-current liabilities	37	81

Total provisions and other non-current liabilities	1,260	1,268

Note 16: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are typically effected under a normal course issuer bid (“NCIB”). In August 2019, the Company renewed its NCIB for an additional 12 months. Under the renewed NCIB, the Company may repurchase up to 25 million common shares between August 19, 2019 and August 18, 2020 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX.

Details of share repurchases are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018

Share repurchases (millions of U.S. dollars)	98	129	288	488

Shares repurchased (number in millions)	1.5	3.1	5.0	12.2

Share repurchases—average price per share in U.S. dollars	$68.34	$41.13	$58.11	$39.95

Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018

Dividends declared per common share	$0.360	$0.345	$1.080	$1.035

Dividends declared	180	242	541	732

Dividends reinvested	(5)	(10)	(17)	(25)

Dividends paid	175	232	524	707

Note 17: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018

Non-cash employee benefit charges	38	39	119	115

Net losses (gains) on foreign exchange and derivative financial instruments	7	8	35	(9)

Share of post-tax losses (earnings) in equity method investments	304	(1)	555	(5)

Revaluation of Refinitiv warrants (see note 12)	(91)	-	(366)	-

Other	(25)	3	(29)	6

	233	49	314	107

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018

Trade and other receivables	58	3	154	64

Prepaid expenses and other current assets	2	(49)	51	(30)

Other financial assets	(5)	7	28	48

Payables, accruals and provisions	50	133	(346)	(63)

Deferred revenue	(37)	(57)	(9)	(12)

Other financial liabilities	6	(4)	(27)	(50)

Income taxes	(59)	29	(49)	27

Other	5	(25)	(44)	(47)

	20	37	(242)	(63)

Details of income taxes (paid) refunded are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2019	2018	2019	2018

Operating activities—continuing operations	(119)	(12)	(233)	(55)

Operating activities—discontinued operations	9	(43)	(45)	(95)

Investing activities—continuing operations	-	-	(1)	-

Total income taxes paid	(110)	(55)	(279)	(150)

Note 18: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets. Acquisitions also included investments in equity method investments.

Acquisition activity

The Company acquired two businesses in the three and nine months ended September 30, 2019, and the related total consideration, were as follows:

	Three months ended September 30,	Nine months ended September 30,

Total consideration	2019	2019

Businesses acquired	855	855

Less: Cash acquired	(36)	(36)

Businesses acquired, net of cash	819	819

Investments in businesses	(3)	2

	816	821

The following provides a brief description of certain acquisitions completed during the nine months ended September 30, 2019:

Date	Company	Acquiring Segments	Description
July 2019	Confirmation	Tax & Accounting Professionals/Corporates	A provider of digital audit confirmation services to accounting firms, banks and law firms.
July 2019	HighQ	Legal Professionals/Corporates	A provider of collaboration tools to the legal and regulatory market segments.

Purchase price allocation

Each business combination has been accounted for using the acquisition method. The results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Three months ended September 30,	Nine months ended September 30,

	2019	2019
Cash and cash equivalents	36	36
Trade receivables	5	5
Prepaid expenses and other current assets	5	5
Current assets	46	46
Computer hardware and other property	5	5
Computer software	78	78
Other identifiable intangible assets	177	177
Other non-current assets	1	1
Total assets	307	307
Payables and accruals	(7)	(7)
Deferred revenue	(16)	(16)
Other financial liabilities	(1)	(1)
Current liabilities	(24)	(24)
Provisions and other non-current liabilities	(1)	(1)
Deferred tax	(55)	(55)
Total liabilities	(80)	(80)
Net assets acquired	227	227
Goodwill	628	628
Total	855	855

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2019 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.

Other

The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 19: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 20: Related Party Transactions

As of September 30, 2019, the Company’s principal shareholder, Woodbridge, beneficially owned approximately 66% of the Company’s shares.

Transactions with Refinitiv

As part of the Company’s sale of a 55% interest in its Financial & Risk business, Reuters News and Refinitiv entered into an agreement which has a term of 30 years from October 1, 2018, pursuant to which Reuters News will supply news and editorial content to the Refinitiv partnership for a minimum of $325 million per year. For the nine months ended September 30, 2019, the Company recorded $252 million of revenues under this agreement. For the duration of the agreement, Refinitiv may also license the “Reuters” mark to brand its products and services, subject to certain contractual restrictions. For the nine months ended September 30, 2019, the Company recorded $18 million of income in “Other operating gains, net” within the consolidated income statement under this license.

To facilitate the separation, the Company and Refinitiv agreed to provide certain operational services to each other, including technology and administrative services, for a specified multi-year period. Additionally, the Company and Refinitiv extended property leases to each other. For the nine months ended September 30, 2019, the Company recorded the following amounts as expense or contra-expense, as applicable, related to these transactions:

	Provided by Thomson Reuters to Refinitiv Contra-expense	Provided by Refinitiv to Thomson Reuters (Expense)
Transitional services	23	(45)
Properties leased	29	(27)

At September 30, 2019, the consolidated statement of financial position included a receivable from Refinitiv of $210 million and a payable to Refinitiv of $100 million.

Except for the above transactions, there were no other significant related party transactions during the nine months ended September 30, 2019. Refer to “Related party transactions” disclosed in note 31 of the Company’s consolidated financial statements for the year ended December 31, 2018, which are included in the Company’s 2018 annual report, for information regarding related party transactions.

Note 21: Subsequent Events

FC Business Intelligence Acquisition

In October 2019, the Company acquired FC Business Intelligence, a global business-to-business events specialist, that delivers high-end conferences and exhibitions to diverse sectors including energy, insurance, pharmaceuticals, transportation, travel, strategy and technology. The business will be rebranded Reuters Events and will be operated as part of the Reuters News segment.

Share Repurchases

In October 2019, the Company announced plans to commence a new buyback program which will allow it to repurchase up to an additional $200 million of its common shares later this year and up to an additional $200 million of its common shares in 2020. The completion of this program will depend on factors such as market conditions, share price and other opportunities to invest capital for growth.